UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. )*
TORM PLC
 (Name of Issuer)
Class A common shares, par value $0.01 per share
 (Title of Class of Securities)
G89479102
 (CUSIP Number)
Todd E. Molz
Managing Director, General Counsel and Chief Administrative Officer
Oaktree Capital Group Holdings GP, LLC
333 S. Grand Avenue, 28th Floor
Los Angeles, California 90071
(213) 830-6300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 26, 2018
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [   ]
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No: G89479102		Page 2 of 19 Pages
1	NAMES OF REPORTING PERSONS
OCM NJORD HOLDINGS S.À R.L.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Luxembourg

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
47,600,172

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
47,600,172

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
47,600,172

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
64.4% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1) This percentage is based on 73,905,975 Shares outstanding after the settlement of the Private Placement (as defined herein) on January 26, 2018, according to information from the Issuer.

SCHEDULE 13D

CUSIP No: G89479102		Page 3 of 19 Pages
1	NAMES OF REPORTING PERSONS
OCM LUXEMBOURG OPPS IX S.À R.L

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Luxembourg

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
47,600,172 (1)

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
47,600,172 (1)

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
47,600,172 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
64.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1) Solely in its capacity as the majority shareholder of OCM Njord Holdings S.à r.l.

SCHEDULE 13D

CUSIP No: G89479102		Page 4 of 19 Pages
1	NAMES OF REPORTING PERSONS
OAKTREE OPPORTUNITIES FUND IX, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
47,600,172 (1)

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
47,600,172 (1)

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
47,600,172 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
64.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1) Solely in its capacity as the majority shareholder of OCM Luxembourg OPPS IX S.à r.l.

SCHEDULE 13D

CUSIP No: G89479102		Page 5 of 19 Pages
1	NAMES OF REPORTING PERSONS
OAKTREE OPPORTUNITIES FUND IX GP, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
47,600,172 (1)

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
47,600,172 (1)

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
47,600,172 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
64.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1) Solely in its capacity as the general partner of Oaktree Opportunities Fund IX, L.P.

SCHEDULE 13D

CUSIP No: G89479102		Page 6 of 19 Pages
1	NAMES OF REPORTING PERSONS
OAKTREE OPPORTUNITIES FUND IX GP, LTD.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
47,600,172 (1)

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
47,600,172 (1)

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
47,600,172 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
64.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1) Solely in its capacity as the general partner of Oaktree Opportunities Fund IX GP, L.P.

SCHEDULE 13D

CUSIP No: G89479102		Page 7 of 19 Pages
1	NAMES OF REPORTING PERSONS
OAKTREE CAPITAL MANAGEMENT, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
47,600,172 (1)

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
47,600,172 (1)

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
47,600,172 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
64.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IA

(1) Solely in its capacity as the sole director of Oaktree Opportunities Fund IX GP, Ltd.

SCHEDULE 13D

CUSIP No: G89479102		Page 8 of 19 Pages
1	NAMES OF REPORTING PERSONS
OAKTREE HOLDINGS, INC.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
47,600,172 (1)

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
47,600,172 (1)

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
47,600,172 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
64.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(1) Solely in its capacity as the general partner of Oaktree Capital Management, L.P.

SCHEDULE 13D

CUSIP No: G89479102		Page 9 of 19 Pages
1	NAMES OF REPORTING PERSONS
OAKTREE CAPITAL GROUP, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
47,600,172 (1)

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
47,600,172 (1)

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
47,600,172 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
64.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1) Solely in its capacity as the sole shareholder of Oaktree Holdings, Inc.

SCHEDULE 13D

CUSIP No: G89479102		Page 10 of 19 Pages
1	NAMES OF REPORTING PERSONS
OAKTREE CAPITAL GROUP HOLDINGS GP, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
47,600,172 (1)

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
47,600,172 (1)

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
47,600,172 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
64.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1) Solely in its capacity as the duly appointed manager of Oaktree Capital Group LLC.

SCHEDULE 13D

Page 11 of 19 Pages
Item 1.                   Security and Issuer

This statement on Schedule 13D relates to the Class A common shares, par value $0.01 per share (the “Shares”) of TORM plc (the “Issuer”), a foreign private issuer as defined in Rule 3b-4 of the Act, with principal executive offices at Birchin Court, 20 Birchin Lane, London, EC3V 9DU, United Kingdom.

Item 2.                    Identity and Background

(a) – (c), (f) This Schedule 13D is filed as a joint statement pursuant to Rule 13d-1(k) under the Act by each of the following persons (collectively, the “Reporting Persons”):

i)     OCM Njord Holdings S.à r.l. (“Njord Luxco”), a Société à responsabilité limitée incorporated in Luxembourg, whose principal business is to hold the Shares reported herein;
ii)     OCM Luxembourg OPPS IX S.à r.l.  (“OPPS IX”), a a Société à responsabilité limitée incorporated in Luxembourg, whose principal business is to act as a shareholder or holding vehicle for certain investments from time to time;
iii)     Oaktree Opportunities Fund IX, L.P. (“Fund IX”), a Cayman Islands exempted limited partnership whose principal business is to make investments in accordance with its established purpose and other applicable terms of its limited partnership agreement;
iv)     Oaktree Opportunities Fund IX GP, L.P. (“Fund IX GP LP”), a Cayman Islands exempted limited partnership whose principal business is to serve as, and perform the functions of, general partner of Fund IX;
v)     Oaktree Opportunities Fund IX GP, Ltd. (“Fund IX GP Ltd”), a Cayman Islands exempted company whose principal business is to serve as, and perform the functions of, general partner of Fund IX GP LP;
vi)     Oaktree Capital Management, L.P. (“Management”), a Delaware limited partnership and a registered investment adviser under the Investment Advisers Act of 1940, as amended, whose principal business is to provide investment advisory services to certain investment funds and accounts, including Fund IX;
vii)     Oaktree Holdings, Inc. (“Holdings”), a Delaware corporation whose principal business is to serve as, and perform the functions of, the general partner of certain entities affiliated with the Reporting Persons, including Management, and to hold limited partnership interests in such entities;
viii)     Oaktree Capital Group, LLC (“OCG”), a Delaware limited liability company whose principal business is to act as the holding company and controlling entity of each of the general partner and investment adviser of certain investment funds and separately managed accounts, including Holdings; and
ix)     Oaktree Capital Group Holdings GP, LLC (“OCGH”), a Delaware limited liability company whose principal business is to serve as, and perform the functions of, the manager of OCG.

The Reporting Persons have entered into a joint filing agreement, dated as of February 5, 2018, a copy of which is attached hereto as Exhibit A.

SCHEDULE 13D

Page 12 of 19 Pages
Set forth in the attached Annex A is a listing of the directors, executive officers, members and general partners, as applicable, of each Reporting Person (collectively, the “Covered Persons”), and Annex A is incorporated by reference into this Item 2.  Each of the Covered Persons that is a natural person is a United States citizen.
The principal business address of each of Njord Luxco and OPPS IX is 26A Boulevard Royal, L-2449 Luxembourg, Grand-Duchy of Luxembourg.   The principal business address of the remaining Reporting Persons and Covered Persons is c/o Oaktree Capital Group Holdings GP, LLC, 333 South Grand Avenue, 28th Floor, Los Angeles, California 90071.

(d) and (e)  During the last five years, none of the Reporting Persons and, to the best of their knowledge, none of the Covered Persons: (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.                   Source and Amount of Funds or Other Consideration

The response to Item 4 is incorporated by reference herein.

The source of funds for the Shares acquired in the Private Placement (defined in Item 4 below) was the working capital of OPPS IX and its related funds.  No borrowed funds were used to purchase such Shares.

Item 4.                   Purpose of Transaction

On January 26, 2017, the Issuer’s previously-announced private placement of 11,920,000 new Shares at a price of $8.39 per Share (the “Private Placement”) closed.  In connection with the closing of the Private Placement, the Reporting Persons acquired 8,214,548 Shares, pursuant to the agreements described below.

 In connection with the Private Placement, on January 23, 2018, Njord Luxco entered into a Subscription Form with the Issuer pursuant to which Njord Luxco agreed to subscribe to 8,214,548 Shares at the subscription price of $8.39 per Share, for an aggregate subscription price of $68,920,057.72.  Furthermore, on January 22, 2018, Njord Luxco entered into a Subscription and Backstop Undertaking with the Issuer pursuant to which it agreed to subscribe for any remaining new Shares not otherwise subscribed for by other investors in the Private Placement, up to but not exceeding an aggregate subscription amount of $100,000,000.  However, there were no remaining new Shares not otherwise subscribed for by other investors in the Private Placement, and so Njord Luxco did not subscribe to any additional Shares beyond the 8,214,548 Shares under the Subscription Form.

Also in connection with the Private Placement, on January 22, 2018, the Issuer and Njord Luxco entered into a Shareholder Lock-Up Agreement pursuant to which Njord Luxco agreed to a 90-day lock-up period with respect to the Shares it beneficially owns, subject to certain customary exceptions.

The foregoing descriptions of the Subscription Form, Subscription and Backstop Undertaking, and Shareholder Lock-Up Agreement do not purport to be complete and are qualified in their entirety by reference to the full text of the form of such documents, which are attached hereto as Exhibits B, C, and D, respectively, and are incorporated by reference herein.

SCHEDULE 13D

Page 13 of 19 Pages

Prior to the Private Placement, on March 27, 2015, Management entered into a restructuring agreement with TORM A/S, a predecessor to the Issuer (the “Predecessor”) and certain of Predecessor’s lenders to recapitalize the Predecessor (the “2015 Restructuring”).  The 2015 Restructuring included a mandatory and an optional debt cancellation of a part of the Predecessor’s debt and required Njord Luxco to contribute OCM (Gibraltar) Njord Midco Ltd. to the Predecessor in exchange for shares in the Predecessor. Following the 2015 Restructuring, which was completed on July 13, 2015, Njord Luxco owned approximately 62% of the voting rights in the Predecessor.  After an exchange offer whereby the Issuer acquired all of the outstanding shares of the Predecessor and which closed on April 15, 2016, Njord Luxco became a majority shareholder of the Issuer.

In addition, Njord Luxco holds the sole outstanding Class C share, par value $0.01, of the Issuer. The Class C share affords Njord Luxco with 350,000,000 votes on specified matters at the Issuer’s general meeting, including election of members to the Issuer’s Board of Directors (the “Board), other than the Deputy Chairman, and certain amendments to the Issuer’s Articles of Association proposed by the Board of Directors.  The Class C share has no pre-emption rights in relation to any issue of new shares of other classes by the Issuer, and effectively carries no right to receive dividends, liquidation proceeds or other distributions from the Issuer. The Class C share may not be transferred or pledged, except to an affiliate of Njord Luxco or pursuant to redemption by the Issuer. The Class C will be automatically redeemed when Njord Luxco and its affiliates cease to beneficially own at least one third of the issued Shares.

Christopher Helmut Boehringer, a partner and a Managing Director of Oaktree Capital Management (U.K.) LLP, serves as Chairman of the Issuer’s Board, a position he has held since August 2015.  In addition, in August 2015, in connection with the closing of the 2015 Restructuring, Njord Luxco nominated each of Torben Janholt and Pär Göran Trapp as directors to the Issuer’s Board, a position each of them continue to hold.  Neither Mr. Janholt nor Mr. Trapp is employed by or otherwise receives remuneration from Management or its affiliates.

The Reporting Persons acquired and hold the Shares for general investment purposes.

The Reporting Persons will continuously evaluate the Issuer’s businesses and prospects, alternative investment opportunities and all other factors deemed relevant in determining whether additional Shares will be acquired by the Njord Luxco or by other affiliated investment funds and accounts or whether the Njord Luxco or any such other affiliated investment funds and accounts will dispose of Shares.  At any time, additional Shares may be acquired or some or all of the Shares beneficially owned by the Reporting Persons may be sold, in either case in the open market, in privately negotiated transactions or otherwise.  Other than as described in this Schedule 13D, none of the Reporting Persons or, to their best knowledge, any Covered Persons have any current plans or proposals that would be related to or would result in any of the matters described in Items 4(a)-(j) of Schedule 13D; however, as part of its ongoing evaluation of this investment and investment alternatives, the Reporting Persons may consider such matters in the future and, subject to applicable law, may formulate a plan with respect to such matters, and, from time to time, the Reporting Persons may hold discussions with or make formal proposals to management or the Board of Directors of the Issuer, other shareholders of the Issuer or other third parties regarding such matters.

Item 5.                    Interest in Securities of the Issuer

(a, b) The information contained on the cover pages of this Schedule 13D is incorporated herein by reference.  Ownership percentages set forth in this Schedule 13D are based on a total of 73,905,975 Shares outstanding after the settlement of the Private Placement on January 26, 2018, according to information from the Issuer.  As of the date hereof, each of the Reporting Persons may be deemed the beneficial owner of 47,600,172 Shares, which represents approximately 64.4% of the total outstanding Shares.

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the Reporting Persons, other than Njord Luxco, that it is the beneficial owner of any of the Shares for the purposes of Section 13(d) of the Act, or for any other purpose, and, except to the extent of its pecuniary interest, such beneficial ownership is expressly disclaimed by each Reporting Person, other than Njord Luxco.

SCHEDULE 13D

Page 14 of 19 Pages

(c)  The response to Item 4 of this Schedule 13D is incorporated by reference herein.  Except as described herein, no transactions in the Shares have been effected by the Reporting Persons within the past 60 days.

(d) This Item 5(d) is not applicable.

(e) This Item 5(e) is not applicable.

Item 6.                    Contracts, Arrangements, Understandings or Relationships with Respect to
                                Securities of the Issuer.

The response to Item 4 of this Schedule 13D is incorporated by reference herein.

Item 7.                   Material to be Filed as Exhibits.

Exhibit A:     Joint Filing Agreement

Exhibit B:     Form of Subscription Form

Exhibit C:     Form of Subscription and Backstop Undertaking

Exhibit D:     Form of Shareholder Lock-Up Agreement

SCHEDULE 13D
Page 15 of 19 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

OCM NJORD HOLDINGS S.À R.L.

By:	/s/ Frederik Grysolle
Name:	Frederik Grysolle
Title:	Manager

By:	/s/ Hugo Froment
Name:	Hugo Froment
Title:	Manager

OCM LUXEMBOURG OPPS IX S.À R.L.

By:	/s/ Martin Eckel
Name:	Martin Eckel
Title:	Manager

By:	/s/ Hugo Froment
Name:	Hugo Froment
Title:	Manager

OAKTREE OPPORTUNITIES FUND IX, L.P.

By:	Oaktree Opportunities Fund IX GP, L.P.
Its:	General Partner

By:	Oaktree Opportunities Fund IX GP, Ltd.
Its:	General Partner

By:	Oaktree Capital Management, L.P.
Its:	Director

By:	/s/ Jordan Mikes
Name:	Jordan Mikes
Title:	Vice President

OAKTREE OPPORTUNITIES FUND IX GP, L.P.

By:	Oaktree Opportunities Fund IX GP, Ltd.
Its:	General Partner

By:	Oaktree Capital Management, L.P.
Its:	Director

By:	/s/ Jordan Mikes
Name:	Jordan Mikes
Title:	Vice President

SCHEDULE 13D
Page 16 of 19 Pages

OAKTREE OPPORTUNITIES FUND IX GP, LTD.

By:	Oaktree Capital Management, L.P.
Its:	Director

By:	/s/ Jordan Mikes
Name:	Jordan Mikes
Title:	Vice President

OAKTREE CAPITAL MANAGEMENT, L.P.

By:	/s/ Jordan Mikes
Name:	Jordan Mikes
Title:	Vice President

OAKTREE HOLDINGS, INC.

By:	/s/ Jordan Mikes
Name:	Jordan Mikes
Title:	Vice President

OAKTREE CAPITAL GROUP, LLC

By:	/s/ Jordan Mikes
Name:	Jordan Mikes
Title:	Vice President

OAKTREE CAPITAL GROUP HOLDINGS GP, LLC

By:	/s/ Jordan Mikes
Name:	Jordan Mikes
Title:	Vice President

February 5, 2018

SCHEDULE 13D
Page 17 of 19 Pages

ANNEX A

Each of the individuals identified in this Annex A disclaim beneficial ownership over the Shares reported herein.

Oaktree Capital Group Holdings GP, LLC
Oaktree Capital Group Holdings GP, LLC is managed by an executive committee. The name and principal occupation of each of the members of the executive committee of Oaktree Capital Group Holdings GP, LLC and its executive officers are listed below.

Name	Principal Occupation

Howard S. Marks	Co-Chairman and Director of Oaktree Capital Group, LLC and Co-Chairman of Oaktree Capital Management, L.P.

Bruce A. Karsh	Co-Chairman, Chief Investment Officer and Director of Oaktree Capital Group, LLC and Co-Chairman and Chief Investment Officer of Oaktree Capital Management, L.P.

Jay S. Wintrob	Chief Executive Officer and Director of Oaktree Capital Group, LLC and Chief Executive Officer of Oaktree Capital Management, L.P.

John B. Frank	Vice Chairman and Director of Oaktree Capital Group, LLC and Vice Chairman of Oaktree Capital Management, L.P.

Sheldon M. Stone	Principal and Director of Oaktree Capital Group, LLC and Principal of Oaktree Capital Management, L.P.

Oaktree Capital Group, LLC

The name and principal occupation of each of the directors and executive officers of Oaktree Capital Group, LLC are listed below.

Name	Principal Occupation

Howard S. Marks	Co-Chairman and Director of Oaktree Capital Group, LLC and Co-Chairman of Oaktree Capital Management, L.P.

Bruce A. Karsh	Co-Chairman, Chief Investment Officer and Director of Oaktree Capital Group, LLC and Co-Chairman and Chief Investment Officer of Oaktree Capital Management, L.P.

Jay S. Wintrob	Chief Executive Officer and Director of Oaktree Capital Group, LLC and Chief Executive Officer of Oaktree Capital Management, L.P.

John B. Frank	Vice Chairman and Director of Oaktree Capital Group, LLC and Vice Chairman of Oaktree Capital Management, L.P.

Sheldon M. Stone	Principal and Director of Oaktree Capital Group, LLC and Principal of Oaktree Capital Management, L.P.

Robert E. Denham	Partner in the law firm of Munger, Tolles & Olson LLP

Steven J. Gilbert	Founder and Chairman of the Board of Gilbert Global Equity Partners, L.P.

Larry W. Keele	Retired

D. Richard Masson	Owner and general manager of Golden Age Farm, LLC

Wayne G. Pierson	President of Acorn Investors, LLC and Principal of Clifford Capital Partners, LLC

Marna C. Whittington	Retired

SCHEDULE 13D
Page 18 of 19 Pages

Todd E. Molz	General Counsel, Chief Administrative Officer and Secretary of Oaktree Capital Group, LLC and General Counsel and Chief Administrative Officer of Oaktree Capital Management, L.P.

Daniel D. Levin	Chief Financial Officer of Oaktree Capital Group, LLC and Oaktree Capital Management, L.P.

Susan Gentile	Chief Accounting Officer and Managing Director of Oaktree Capital Group, LLC and Chief Accounting Officer and Managing Director of Oaktree Capital Management, L.P.

Oaktree Holdings, Inc.

The name and principal occupation of each of the directors and executive officers of Oaktree Holdings, Inc. are listed below:

Name	Principal Occupation

Howard S. Marks	Co-Chairman and Director of Oaktree Capital Group, LLC and Co-Chairman of Oaktree Capital Management, L.P.

Bruce A. Karsh	Co-Chairman, Chief Investment Officer and Director of Oaktree Capital Group, LLC and Co-Chairman and Chief Investment Officer of Oaktree Capital Management, L.P.

Jay S. Wintrob	Chief Executive Officer and Director of Oaktree Capital Group, LLC and Chief Executive Officer of Oaktree Capital Management, L.P.

John B. Frank	Vice Chairman and Director of Oaktree Capital Group, LLC and Vice Chairman of Oaktree Capital Management, L.P.

Todd E. Molz	General Counsel, Chief Administrative Officer and Secretary of Oaktree Capital Group, LLC and General Counsel, and Chief Administrative Officer of Oaktree Capital Management, L.P.

Daniel D. Levin	Chief Financial Officer of Oaktree Capital Group, LLC and Oaktree Capital Management, L.P.

Susan Gentile	Chief Accounting Officer and Managing Director of Oaktree Capital Group, LLC and Chief Accounting Officer and Managing Director of Oaktree Capital Management, L.P.

Oaktree Capital Management, L.P.
The general partner of Oaktree Capital Management, L.P. is Oaktree Holdings, Inc.
Oaktree Opportunities Fund IX GP, Ltd.

The sole director of Oaktree Opportunities Fund IX GP, Ltd. is Oaktree Capital Management, L.P.

Oaktree Opportunities Fund IX GP, L.P.

The general partner of Oaktree Opportunities Fund IX GP, L.P. is Oaktree Opportunities Fund IX GP, Ltd.

Oaktree Opportunities Fund IX, L.P.

The general partner of Oaktree Opportunities Fund IX, L.P. is Oaktree Opportunities Fund IX GP, L.P.

SCHEDULE 13D
Page 19 of 19 Pages

OCM Luxembourg OPPS IX S.à r.l.

The majority shareholder of OCM Luxembourg OPPS IX S.à r.l. is Oaktree Opportunities Fund IX, L.P.

OCM Njord Holdings S.à r.l.

The majority shareholder of OCM Njord Holdings S.à r.l. is OCM Luxembourg OPPS IX S.à r.l.

EXHIBIT A

JOINT FILING AGREEMENT

Pursuant to Rule 13(d)-1(k)(1) promulgated under the Securities Exchange Act of 1934, as amended, each of the undersigned acknowledges and agrees that the foregoing statement on Schedule 13D is filed on behalf of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of the undersigned without the necessity of filing additional joint acquisition statements.  Each of the undersigned acknowledges that it shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Dated as of February 5, 2018

OCM NJORD HOLDINGS S.À R.L.

By:	/s/ Frederik Grysolle
Name:	Frederik Grysolle
Title:	Manager

By:	/s/ Hugo Froment
Name:	Hugo Froment
Title:	Manager

OCM LUXEMBOURG OPPS IX S.À R.L.

By:	/s/ Martin Eckel
Name:	Martin Eckel
Title:	Manager

By:	/s/ Hugo Froment
Name:	Hugo Froment
Title:	Manager

OAKTREE OPPORTUNITIES FUND IX, L.P.

By:	Oaktree Opportunities Fund IX GP, L.P.
Its:	General Partner

By:	Oaktree Opportunities Fund IX GP, Ltd.
Its:	General Partner

By:	Oaktree Capital Management, L.P.
Its:	Director

By:	/s/ Jordan Mikes
Name:	Jordan Mikes
Title:	Vice President

OAKTREE OPPORTUNITIES FUND IX GP, L.P.

By:	Oaktree Opportunities Fund IX GP, Ltd.
Its:	General Partner

By:	Oaktree Capital Management, L.P.
Its:	Director

By:	/s/ Jordan Mikes
Name:	Jordan Mikes
Title:	Vice President

OAKTREE OPPORTUNITIES FUND IX GP, LTD.

By:	Oaktree Capital Management, L.P.
Its:	Director

By:	/s/ Jordan Mikes
Name:	Jordan Mikes
Title:	Vice President

OAKTREE CAPITAL MANAGEMENT, L.P.

By:	/s/ Jordan Mikes
Name:	Jordan Mikes
Title:	Vice President

OAKTREE HOLDINGS, INC.

By:	/s/ Jordan Mikes
Name:	Jordan Mikes
Title:	Vice President

OAKTREE CAPITAL GROUP, LLC

By:	/s/ Jordan Mikes
Name:	Jordan Mikes
Title:	Vice President

OAKTREE CAPITAL GROUP HOLDINGS GP, LLC

By:	/s/ Jordan Mikes
Name:	Jordan Mikes
Title:	Vice President

Exhibit B
SUBSCRIPTION FORM (FOR AFFILIATE AND US INVESTORS)

TORM plc
Birchin Court
20 Birchin Lane
London, EC3V 9DU
United Kingdom
Attention: Jacob Meldgaard
    Executive Director

Ladies and Gentlemen:

The undersigned (the “Investor”) hereby confirms its agreement with you as follows:
1. This Subscription Form (this “Subscription Form”) is made as of the date set forth below by the Investor to TORM plc, a public limited company incorporated and existing under the laws of England and Wales (the “Company”).
2. The Company has authorized the offer and issuance to certain institutional investors of up to an aggregate of 12,459,767 Class A common shares (the “Shares”) of its common stock, par value $0.01 per share (the “Common Stock”), for a subscription price of $8.39 per Share (the “Subscription Price”). The Shares will be placed (i) outside the United States in offshore transactions to non-U.S. persons (within the meaning of Regulation S of the U.S. Securities Act of 1933, as amended (the “Securities Act”)), including certain qualified institutional investors in Denmark and (ii) within the United States to “qualified institutional buyers” as defined in and in accordance with Rule 144A under the Securities Act (the “Private Placement”).
3. The closing of the Private Placement will occur on 26 January 2018 (the “Closing Date”) or such other date, not later than 31 January 2018, as shall be mutually agreed upon by the Company and Danske Bank A/S, acting as Placement Agent for the Private Placement, and communicated to you. The actual time at which the Company shall accept payment for and issue the Shares is hereinafter referred to as the “Closing Time.”
4. The Investor offers to and undertakes that upon acceptance pursuant to paragraph 6 below the Investor will subscribe for the number of Shares set forth below for the aggregate subscription price set forth below (the “Aggregate Subscription Price”). In connection with this Subscription Form, the Investor acknowledges that the representations and warranties set forth in the investor letter (the “Investor Letter”) attached hereto as Annex I are true and correct as of the date hereof and as of the Closing Date and the Investor Letter is incorporated herein by this reference as if fully set forth herein.
5. The settlement of the Shares subscribed for by the Investor shall be by delivery by, or on behalf of, the Company through the facilities of Computershare DR Nominees Limited (“CDRNL”), as nominee of Computershare (Trustees) Jersey Limited (“CTJL”) to an account at CDRNL established for the Investor pursuant to the information specified by the Investor in the Investor Form set forth in Annex II hereto. The Shares subscribed for by the Investor will be represented in CDRNL by a depositary receipt, which will be issued in the name of the Investor and recorded by CTJL as soon as practicable after the Closing Time.
6. No offer by the Investor to subscribe for Shares will be accepted and no part of the Subscription Price will be delivered to the Company until the Company has accepted such offer by countersigning a copy of this Subscription Form, and any such offer may be withdrawn or revoked by the Investor, without obligation or commitment of any kind, at any time prior to the Company (or a Placement Agent on behalf of the Company) sending (orally, in writing or by electronic mail) notice of its acceptance of such offer. An indication of interest will involve no obligation or commitment of any kind until notice has been delivered to the Investor that this Subscription Form is accepted by or on behalf of the Company in accordance with the preceding sentence.
7. This Subscription Form will lapse and become null and void in the event that the Closing Time shall not have occurred on or before 31 January 2018.
ON THE CLOSING DATE, 26 JANUARY 2018 NO LATER THAN 7:00 AM (CET), THE INVESTOR SHALL WIRE, FOR DELIVERY TO THE COMPANY IN IMMEDIATELY AVAILABLE FUNDS, THE AGGREGATE SUBSCRIPTION PRICE PURSUANT TO THE INSTRUCTIONS BELOW:
Bank: Danske Bank
Account number: 3012 8122 0261 43
Swift code: DABAGB2L
IBAN: GB22 DABA 3012 8122 0261 43

Danske Bank Contact:
Niels Erik Nielsen
Phone: +44 (0)7442 506200
 Email: nielserik.nielsen@uk.danskebank.com

IT IS THE INVESTOR’S RESPONSIBILITY TO MAKE THE NECESSARY TRANSFER OF FUNDS IN A TIMELY MANNER. IF THE INVESTOR DOES NOT DELIVER THE AGGREGATE SUBSCRIPTION PRICE FOR THE SHARES IN A TIMELY MANNER, THE SHARES MAY NOT BE DELIVERED AT CLOSING TO THE INVESTOR OR THE INVESTOR MAY BE EXCLUDED FROM THE CLOSING ALTOGETHER.

[The remainder of this page is intentionally left blank.]

Number of Shares: 8,214,548
Subscription Price Per Share: $8.39
Aggregate Subscription Price: $68,920,057.72

Please confirm the foregoing by signing in the space provided below for that purpose.

For and on behalf of the INVESTOR,

OCM Njord Holdings S.à r.l., a Luxembourg private limited liability company (société à responsabilité limitée), existing under the laws of the Grand Duchy of Luxembourg, having its registered office at 26A, Boulevard Royal, L-2449 Luxembourg, Grand Duchy of Luxembourg and registered with the Luxembourg Register of Commerce and Companies under number B176516

Name: Frederik Grysolle	Name: Hugo Froment
Title: Manager	Title: Manager
Date: __ January 2018	Date: __ January 2018

Agreed and Accepted
This       day of January 2018:

TORM PLC

By:
Name:	Jacob Balslev Meldgaard
Title:	Executive Director

Annex I

INVESTOR LETTER
In connection with our subscription for the Shares (the “Transaction”), we represent and agree as follows:
1.	We understand and acknowledge that no offering document has been or will be prepared in connection with the placing of the Shares.
2.
We are not acquiring the Shares as a result of any general solicitation or general advertising in the United States (within the meaning of Rule 502(c) of Regulation D of the U.S. Securities Act of 1933, as amended (the “Securities Act”)), including advertisements, articles, notices, or other communications published in any newspaper, magazine or similar media or broadcast over radio or television; or any seminar or meeting whose attendees have been invited by general solicitation or general advertising; or as a result of directed selling efforts in the United States (within the meaning of Regulation S of the Securities Act (“Regulation S”)).

3.
We understand and acknowledge that (i) the Shares have not been and will not be registered under the Securities Act, (ii) we will receive the Shares in a transaction exempt from the registration requirements of the Securities Act, and (iii) the Shares are “restricted securities” for purposes of Rule 144(a)(3) of the Securities Act. We agree not to offer or sell the Shares except in strict compliance with applicable securities laws, including pursuant to an exemption from the registration requirements of the Securities Act, such as in accordance with Rule 144, Rule 903 or Rule 904 under the Securities Act; provided that all offers and sales pursuant to Regulation S shall also apply the conditions contained in Category 2 (as applicable). We understand, acknowledge and agree that the Company has no obligation to register the sale of the Shares under the Securities Act.

4.
We understand and acknowledge that the Transaction has not been approved by an authorized person pursuant to section 21 of the Financial Services and Markets Act 2000 and accordingly the Shares are only being offered in the United Kingdom to persons who fall within the exemption contained in Article 19(5) (investment professionals) or Article 49(2) (high net worth companies etc.) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 and we confirm that we are a person that falls within one of these exemptions.

5.
We understand and acknowledge that the Shares are only available to “qualified investors” as defined in Directive 2003/71/EC of 4 November 2003, as supplemented and amended. We confirm that we are a “qualified investor”.

6.
We acknowledge that (a) we are a sophisticated institutional investor, have knowledge and experience in financial matters and are capable of independently evaluating the merits and risks of our investment decision with respect to the Shares; (b) we have consulted with our own legal, accounting, tax, investment, and other advisers to the extent we have deemed necessary; (c) we have conducted our own independent investigation with respect to the Shares and the Company, including having had the opportunity to ask questions of and receive answers from the Company directly; and (d) we have received all information that we believe is necessary or appropriate in connection with our investment decision to subscribe for the Shares. Based on such information as we have deemed appropriate and without reliance upon the Placement Agent, we independently made our own analysis and decision to enter into the Transaction. We are relying exclusively on our own sources of information, investment analysis and due diligence (including professional advice we deem appropriate) with respect to the Transaction, the Shares and the business, condition (financial and otherwise), management, operations, properties and prospects of the Company, including but not limited to all business, legal, regulatory, accounting, credit and tax matters.

7.
We have determined based on our own independent review and such professional advice as we deem appropriate that our subscription for the Shares and participation in the Transaction (a) are fully consistent with our financial needs, objectives and condition, (b) comply and are fully consistent with all investment policies, guidelines and other restrictions applicable to us, (c) have been duly authorized and approved by all necessary action, (d) do not and will not violate or constitute a default under our charter, by-laws or other constituent document or under any law, rule, regulation, agreement or other obligation by which we are bound and (e) are a fit, proper and suitable investment for us, notwithstanding the substantial risks inherent in investing in or holding the Shares. We are able to bear the substantial risks associated with our subscription for the Shares, including but not limited to loss of our entire investment therein.

8.
We confirm that we are (and any account for which we are subscribing for Shares is) either (a) a “qualified institutional buyer” (“QIB”) as defined in Rule 144A under the Securities Act or (b) a non-U.S. person as defined under Regulation S under the Securities Act acquiring the Shares in an offshore transaction in accordance with Regulation S under the Securities Act. We will not look directly or indirectly to the Placement Agent or the Company to indemnify us for any loss, and we expressly agree to hold the Placement Agent and the Company and their respective affiliates harmless in respect of any such loss.

9.
We are subscribing for the Shares for our own account (or for accounts of other QIBs as to which we exercise sole investment discretion and have authority to make, and do make, the statements contained in this letter) and not with a view to any distribution of the Shares in any manner that would violate the securities laws of the Denmark, the United Kingdom, the United States or any other jurisdiction.

10.	We satisfy any and all standards for investors in an investment of the type of subscribed for herein imposed by the jurisdiction of our residence or otherwise.
11.	We acknowledges that the depositary receipts representing the Shares that are issued to us by CTJL will bear the following restrictive legend:
“THE SHARES OF COMMON STOCK REPRESENTED HEREBY MAY NOT BE SOLD, ASSIGNED, TRANSFERRED, PLEDGED, HYPOTHECATED OR OTHERWISE DISPOSED OF IN THE ABSENCE OF (I) AN EFFECTIVE REGISTRATION STATEMENT UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED, WITH RESPECT TO SUCH TRANSACTION AND COMPLIANCE WITH APPLICABLE STATE SECURITIES LAWS OR (II) AN APPLICABLE EXEMPTION THEREFROM AND AN OPINION OF COUNSEL SATISFACTORY TO THE ISSUER THAT SUCH REGISTRATION IS NOT REQUIRED.”
12.
Unless and until such time as such Shares are eligible for resale without restriction in accordance with Rule 144 under the Securities Act, including compliance with applicable holding periods and volume limitations, we will, and each subsequent holder or beneficial owner is required to, notify any subsequent purchaser of Shares of any resale restrictions.

13.
We acknowledge and agree that in the event that we sell or otherwise transfer legal or beneficial ownership of the Shares to another party, the Placement Agent and the Company shall have no responsibility for (a) any disclosure to such third party concerning the Shares, (b) the determination of the suitability of such third party’s investment in the Shares, and (c) such sale or transfer being made in compliance with any requirements of applicable law.

14.	We are authorized to subscribe for the Shares and the person signing this Subscription Form is authorized to sign this letter agreement on our behalf.
15.
We understand that the Shares being offered and sold to us in reliance on specific exemptions from the registration requirements of United States federal and state securities laws and that the Company, the Placement Agent, and their respective legal counsels are relying in part upon the truth and accuracy of, and the undersigned’s compliance with, the representations, warranties, agreements, acknowledgements and understandings of the undersigned set forth herein in order to determine the availability of such exemptions and the eligibility of the undersigned to subscribe for the Shares.

16.
The Private Placement, this Subscription Form and any controversy or claim arising out of or relating to this Subscription Form shall be governed by and construed and interpreted in accordance with the laws of the Kingdom of Denmark and be subject to the jurisdiction of the Danish courts.

17.
Any provision of this Subscription Form that is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of that prohibition or unenforceability without invalidating the remaining provisions hereof or affecting the validity or enforceability of that provision in any other jurisdiction. The Company and the Placement Agent shall be entitled to rely conclusively on the provisions hereof.

This is not a confirmation of the subscription for the Shares or the terms thereof. We understand that any such confirmation (if our offer to subscribe for Shares is accepted) will be communicated to us separately.

Annex II
INVESTOR FORM
Pursuant to Section 5 of the Subscription Form, please provide us with the following information:
 For Affiliate and US Investors who will hold their Shares through CTJL:

1. The exact name that your Shares are to be registered in (attach additional sheets, if necessary).	OCM Njord Holdings S.a.r.l.
2. The mailing address of the registered holder listed in response to item 1 above:	26A, Boulevard Royal, L-2449 Luxembourg
3. The Social Security Number or Tax Identification Number of the registered holder listed in the response to item 1 above.	B 176 516
4. Contact Person at registered holder: • Name: • Telephone: • E-mail address:	Fred Grysolle +352 (26) 63 25 47 25 LuxembourgOPPS@oaktreecapital.com

Exhibit C

STRICTLY CONFIDENTIAL – EXECUTION VERSION
Subscription and backstop undertaking
TORM plc

This subscription and backstop undertaking (the “Undertaking”) is entered into on 22 January 2018 by
OCM Njord Holdings S.à r.l.
26A, Boulevard Royal
L-2449 Luxembourg
Grand Duchy of Luxembourg
RCS (Luxembourg): B 176516
 (“Oaktree”)

towards
TORM plc
Birchin Court
20 Birchin Lane
London, EC3V 9DU
United Kingdom
(“TORM” or the “Company”)
(TORM and Oaktree are each referred to as a “Party” and together as the “Parties”)
whereas
a.
Oaktree undertakes to subscribe for a number of shares as part of a contemplated directed issue of new class A common shares in the Company on the terms set forth in this Undertaking and otherwise to act in accordance with the Undertaking.

1	Background
1.1
The Company is contemplating to issue up to 12,459,767 new shares (the “Shares”) of the Company’s Class A common stock with a nominal value of USD 0.01 each (the “Common Stock”), which will equal gross proceeds of at least USD 100 million at a subscription price determined through an accelerated book-building process.

1.2
The number of Shares to be issued shall in any case represent less than 20% of the Common Stock already admitted to trading on Nasdaq Copenhagen A/S (and the Nasdaq Stock Market in New York, U.S.A.) over a period of 12 months prior to the date issuance of the Shares and the Shares will be placed privately within the United States to “qualified institutional buyers” (as defined in Rule 144A under the U.S. Securities Act of 1933, as amended (the “Securities Act”), relying on exemptions from registration requirements in the U.S.A. and outside of the United States  in offshore transactions to non-U.S. persons (as such terms are defined in Regulation S (“Regulation S”) under the Securities Act) being “qualified investors” as defined in Directive 2003/71/EC of 4 November 2003, as supplemented and amended, in each case relying on exemptions from the registration requirements of  the Securities Act and without triggering an obligation to publish a prospectus pursuant to the rules and regulations thereon (the “Private Placement”). The Private Placement, including any subscriptions for Shares as part thereof, will be subject to Danish law.

1.3	The Private Placement will not be underwritten by the global coordinator and book-runner, Danske Bank A/S.
1.4	The Shares to be issued in the Private Placement shall carry the same rights as the Company’s existing shares of Common Stock.
1.5
As part of the Private Placement, Shares may be subscribed for during a period expected to commence on 22 January 2018 around 5 p.m. (CET) and expected to expire on or around 23 January 2018 (the “Pricing Date”), unless otherwise decided by the Company, but in any event not later than 31 January 2018 (the “Subscription Period”).

1.6
In connection with the Private Placement, Oaktree has agreed to support the Company as reflected in this Undertaking by subscribing for a certain minimum of Shares as well as any Shares not otherwise subscribed for in the Private Placement, if any.

2	Subscription and backstop undertaking
2.1
A subscription price of at least USD 8.39 per Share (corresponding to DKK 51.00 per Share at a USD/DKK exchange rate of 6.0805) has been determined by the Company’s board of directors; however, ultimately the subscription price for the Shares may be higher, if so determined through the accelerated book-building process undertaken in connection with the Private Placement and shall be accepted in the sole discretion of the Company’s board of directors (the “Subscription Price”).

2.2
In connection with the Private Placement and at the Subscription Price, Oaktree hereby irrevocably undertakes to subscribe for (i) such number of Shares as is equal to its prorated share (i.e. approximately 63.5% based on a current holding of 39,385,625 shares of Common Stock) of the total number of shares of Common Stock, excluding treasury shares, currently issued by the Company (rounded down to the nearest whole number, if relevant), and (ii) any and all remaining Shares, if any, that have not otherwise been subscribed for as part of the Private Placement by other investors. In any event, the total subscription amount payable by Oaktree shall not exceed USD 100 million.

2.3
As soon as possible on the Pricing Date after the Company notifies Oaktree in writing of the total number of Shares to be subscribed by Oaktree pursuant to this Undertaking, the price per Share and the total subscription amount, Oaktree shall complete, sign, execute and deliver a copy of the subscription form attached as Appendix 1 to this Undertaking indicating inter alia the total number of Shares to be subscribed for in connection with the Private Placement, the total subscription amount and its delivery details.

2.4
Consistent with Clause 2.2, upon request from Oaktree, the Company shall allocate to Oaktree such proportion of the total number of Shares to be issued pursuant to the Private Placement as is equal to (i) its prorated share of the total number of shares of Common Stock currently issued by the Company (rounded down to the nearest whole number, if relevant), and (ii) any and all remaining Shares, if any, that have not otherwise been subscribed for as part of the Private Placement by other investors. In any event, the total subscription amount payable by Oaktree shall not exceed USD 100 million.

2.5
The Company will require that persons other than Oaktree who subscribe for Shares in the Private Placement will enter into a subscription form or investor letter containing substantially the same provisions set out in Annex 1 of the form attached as Appendix 1.

2.6	Nothing in this Undertaking shall oblige the Company to complete the Private Placement.
3	Payment and delivery
3.1
No later than three (3) business days following the Pricing Date (the “Closing Date”), payment for the Shares subscribed for by Oaktree shall be made to the Company in USD denominated funds immediately available to an account as instructed by the Company.

3.2
The Shares subscribed for by Oaktree shall be delivered by, or on behalf of, the Company through the facilities of Computershare DR Nominees Limited (“CDRNL”), as nominee of Computershare (Trustees) Jersey Limited, to Oaktree’s account with CDRNL. The Shares subscribed for by Oaktree shall be represented in CDRNL by a depositary receipt, which shall be issued in the name of Oaktree and recorded by CTJL as soon as practicable on or around the Closing Date.

4	Backstop Fee
4.1
As consideration for agreeing to the terms of Clause 2.2 above, the Company shall pay Oaktree a fee of USD 1,250,000 (corresponding to 1.25% of the backstop undertaking referred to in Clause 2.2 above). Such fee shall be paid in full to Oaktree in USD denominated funds without, save as may be imposed by law, any withholding or deduction for or on account of taxes or otherwise (and if such a withholding or deduction is imposed by law, making Oaktree whole for any withholding or deduction), to an account as instructed by Oaktree no later than two (2) business days following the Closing Date. Such fee is exclusive of any amounts in respect of value added tax (“VAT”) which is chargeable on the supply or supplies for which such fee (or any part thereof) is the whole or part of the consideration for VAT purposes (the “Supply”). If VAT becomes chargeable on such Supply for which Oaktree (or a member of its group for VAT purposes) is required to account to any taxation authority, the Company shall, subject to the receipt of a valid VAT invoice in respect of such Supply, pay to Oaktree (in addition to such fee) a sum equal to the amount of such VAT.

5	Company Representation
5.1
The Company’s registration statement, as amended, on Form 20-F that was publically filed with the U.S. Securities and Exchange Commission (the “Registration Statement”), the Company’s report of interim results for the third quarter of 2017 released on 15 November 2017 and available on the Company’s website (the “Q3 Report”) as supplemented  by the market update announcement dated 22 January 2018 (together with the Registration Statement, the Q3 Report, collectively, the “Disclosure Materials”), as of the date of this Undertaking does not,  and as of the Closing Date will not, contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.

6	Publicity and confidentiality
6.1
The existence and terms of this Undertaking (“Information”) shall be kept confidential provided, however, that the Company shall be entitled to disclose the terms of this hereof in connection with any public announcements concerning the Private Placement.

6.2
If any Information is required to be disclosed by (i) any court of competent jurisdiction or any competent judicial governmental supervisory or regulatory body, (ii) the rules of any stock exchange, or (iii) any law or regulation of any country with jurisdiction over Oaktree’s or the Company’s affairs, then the terms of Clause 6.1 above shall not apply to such disclosure.

6.3
Oaktree’s knowledge of the contemplated Private Placement is to be regarded as inside information pursuant to the EU Market Abuse Regulation (“Inside Information”) until after publication of a company announcement regarding the launch of the Private Placement (including mentioning of the Undertaking).

7	Term
7.1	This Undertaking is irrevocable except that it will lapse and become null and void if the Private Placement is not completed on or before 31 January 2018.
8	Miscellaneous
8.1	The Parties are not entitled to transfer or assign their respective rights or obligations pursuant to this Undertaking.
8.2	No provision of this Undertaking may be changed, waived, discharged or discontinued except in writing and signed by the Parties hereto.
8.3	The headings used in this Undertaking and its division into Clauses shall not affect the interpretation of the Undertaking.
8.4	Each Party acknowledges that the Undertaking has been prepared jointly by the Parties and shall not be strictly interpreted against another Party in particular.
8.5	If any provision in this Undertaking should be illegal, invalid or unenforceable, the legality, validity and enforceability of the remaining provisions shall not be affected thereby.
8.6	Each Party’s expenses and the fees and expenses of its advisors incurred in connection with the negotiation, delivery and performance of this Undertaking shall be for such Party’s own account.
9	Governing law and jurisdiction
9.1	This Undertaking shall be governed and construed in accordance with Danish law.
9.2
Any dispute arising out of or in connection with this Undertaking shall – where such dispute cannot be settled amicably – be decided with final and binding effect by arbitration in accordance with the rules of procedure of the Danish Institute of Arbitration (Copenhagen Arbitration).

9.3	The arbitral tribunal shall be composed of three arbitrators. Each Party shall appoint one arbitrator and the institute appoints the chairman of the arbitral tribunal.
9.4	The place of arbitration shall be Copenhagen.
10	Counterparts
10.1	This Undertaking may be executed in multiple counterparts, each of which shall be deemed an original, which taken together shall constitute one and the same instrument.
- 0 -

[SIGNATURE PAGE FOLLOWS]

For and on behalf of OCM Njord Holdings S.à r.l.:

Name: Frederik Grysolle	Name: Hugo Froment
Title: Manager	Title: Manager

[Signature page – Oaktree – Subscription and Backstop Undertaking]

For and on behalf of TORM plc:

Name:	Jacob Balslev Meldgaard
Title:	Executive Director

[Signature page – TORM – Subscription and Backstop Undertaking]

Appendix I – Subscription Form

Attached as a separate document

Exhibit D

Danske Bank A/S
Holmens Kanal 2-12
DK-1092 Copenhagen
Denmark

 22 January 2018
Re:	Shareholder Lock‑up Agreement – TORM plc (the “Company”)
Reference is made to the placement agreement dated 22 January 2018 (the “Placement Agreement”) among the Company and Danske Bank A/S (the “Placement Agent”) entered into in connection with the Company’s contemplated issue of new Class A common shares (the “New Shares” and together with the Class A common shares currently issued by the Company, the “Shares”) through a private placement (i) outside the United States in offshore transactions to non-U.S. persons (within the meaning of Regulation S of the U.S. Securities Act of 1933, as amended (the “Securities Act”), including  certain qualified institutional investors in Denmark and (ii) within the United States to “qualified institutional buyers” as such term is defined in and in accordance with Rule 144A under the Securities Act (the “Private Placement”).

To induce the Placement Agent to participate in the Private Placement to continue their efforts in connection with the Private Placement, the undersigned hereby agrees that, without the prior written consent of the Placement Agent, it will not, as from the date hereof and during a period ending 90 days after 23 January 2018 (the “Pricing Date”) (the “Lock-Up Period”) relating to the Private Placement:
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(i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any of the Shares beneficially owned (as such term is used in Rule 13d-3 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) by the undersigned or any securities convertible into or exercisable or exchangeable for such Shares or (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, the economic risk of ownership of such Shares at any time during the Lock-Up Period.

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The foregoing paragraph shall not apply to (a) transactions relating to Shares or other securities acquired by the undersigned in open market transactions after the completion of the Private Placement, (b) transfers of Shares or any security convertible into Shares as a bona fide gift, or (c) distributions of Shares or any security convertible into Shares to limited partners or stockholders of the undersigned; provided that in the case of any transfer or distribution pursuant to clause (b) or (c), each donee or distributee shall sign and deliver a lock-up letter substantially in the form of this letter, (d) the establishment of a trading plan pursuant to Rule 10b5-1 under the Exchange Act for the transfer of Shares, provided that such plan does not provide for the transfer of Shares during the Lock-up Period and no public announcement or filing under the Exchange Act regarding the establishment of such plan shall be required of or voluntarily made by or on behalf of the undersigned or the Company, (e) accepting or voting in favour of (as applicable) any general offer made or to be made to all holders of shares in the Company (or other proposal with the same effect) in accordance with takeover regulations on terms which treat all such holders alike (or the execution and delivery of an irrevocable commitment or undertaking to accept or vote in favour of (as applicable) any such general offer or proposal), and (f) any disposal of Shares in accordance with any order made by a court of competent jurisdiction or required by law or regulation. The undersigned also agrees and consents to the entry of stop transfer instructions with the Company’s transfer agent and registrar or Computershare DR Nominees Limited, as nominee of Computershare (Trustees) Jersey Limited, as applicable, against the transfer of the undersigned’s Shares except in compliance with the foregoing restrictions.

The undersigned understands that if the Private Placement is not completed by 31 January 2018, the undersigned shall be released from all obligations under this letter agreement.
The undersigned understands that the Company and the Placement Agent are relying upon this letter agreement in proceeding toward consummation of the Private Placement. The undersigned further understands that this letter agreement is irrevocable and shall be binding upon the undersigned’s heirs, legal representatives, successors and assigns.
The undersigned agrees that the Company may disclose the undersigned’s above undertakings in the company announcement setting out, among other things, the price and number of Shares to be offered in the Private Placement.
Whether or not the Private Placement actually occurs depends on a number of factors, including market conditions. Any Private Placement will only be made pursuant to the Placement Agreement, the terms of which are subject to negotiation between the Company and the Placement Agent.
This lock-up agreement shall be governed by and construed in accordance with Danish law, and Danish courts shall have the exclusive jurisdiction over any dispute arising out of or in connection herewith.

[Signatures on separate page]

OCM Njord Holdings S.à r.l., a Luxembourg private limited liability company (société à responsabilité limitée), existing under the laws of the Grand Duchy of Luxembourg, having its registered office at 26A, Boulevard Royal, L-2449 Luxembourg, Grand Duchy of Luxembourg and registered with the Luxembourg Register of Commerce and Companies under number B176516 (the Company)

OCM Njord Holdings S.à r.l. By: Frederik Grysolle Title: Manager	OCM Njord Holdings S.à r.l. By: Hugo Froment Title: Manager

[Signature page – Shareholder Lock-up Agreement]